# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VOX ROYALTY CORP., CIK 0001907909
CUSIP: 92919F103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 66 WELLINGTON STREET WEST, SUITE 5300, TD BANK TOWER BOX 48, TORONTO, Ontario Canada (A6), M5K 1E6
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001965656

## Reporting persons
- Floyd Kyle Thomas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,887,493; shared voting power 2,887,493; sole dispositive power 2,887,493; shared dispositive power 2,887,493; aggregate amount beneficially owned 2,887,493 (5.7% of the class)

## Item 1. Issuer
Name of issuer: VOX ROYALTY CORP.
Address of issuer's principal executive offices: 66 WELLINGTON STREET WEST, SUITE 5300, TD BANK TOWER BOX 48, TORONTO, ONTARIO, CANADA, M5K 1E6

## Item 2. Person Filing
Name of person filing: Kyle Thomas Floyd
Address of principal business office or, if none, residence:
3051 W111th Dr
Westminster, CO 80031
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,887,493
Percent of class: 5.7
Sole power to vote or to direct the vote: 2,887,493
Shared power to vote or to direct the vote: 2,887,493
Sole power to dispose or to direct the disposition: 2,887,493
Shared power to dispose or to direct the disposition: 2,887,493

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Floyd Kyle Thomas: Kyle Floyd, Individual (02/10/2025)